Exhibit 99.1

Management’s Discussion and Analysis

This management’s discussion and analysis is designed to provide you with a narrative explanation through the eyes of our management of how we performed, as well as information about our financial condition and future prospects. As the management’s discussion and analysis is intended to supplement and complement our financial statements, we recommend that you read this in conjunction with our consolidated interim financial statements for the three and six months ended June 30, 2019 and our 2018 annual consolidated financial statements, as well as our 2018 annual management’s discussion and analysis. This management’s discussion and analysis contains forward-looking statements, which are subject to risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements. Forward-looking statements include, but are not limited to, our 2019 and 2020 outlook, our expectations related to general economic conditions and market trends and their anticipated effects on our business segments and expectations related to the proposed London Stock Exchange Group plc/Refinitiv transaction. For additional information related to forward-looking statements, material assumptions and material risks associated with them, please see the “Outlook” and “Additional Information – Cautionary Note Concerning Factors That May Affect Future Results” sections of this management’s discussion and analysis. This management’s discussion and analysis is dated as of August 1, 2019.

We have organized our management’s discussion and analysis in the following key sections:

Unless otherwise indicated or the context otherwise requires, references in this discussion to “we,” “our,” “us” and “Thomson Reuters” are to Thomson Reuters Corporation and our subsidiaries.

Basis of presentation

We prepare our consolidated financial statements in U.S. dollars in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

In this management’s discussion and analysis, we discuss our results from continuing operations on both an IFRS and non-IFRS basis. On October 1, 2018, we sold 55% of our former Financial & Risk (F&R) business, which is now known as Refinitiv. We reported F&R as a discontinued operation through October 1, 2018, the closing date of the transaction. Our IFRS and non-IFRS results include the results of acquired businesses from the date of purchase and, except for diluted earnings per share and cash flow, exclude the results of our former F&R business. Our IFRS results include our 45% share of the Refinitiv partnership’s results reported in a single line on our consolidated income statement titled “Share of post-tax (losses) earnings in equity method investments”, beginning from the fourth quarter of 2018. Adjusted earnings, a non-IFRS measure, excludes our share of post-tax results in equity method investments.

Other than EPS, we report our results in millions of U.S. dollars, but we compute percentage changes and margins using whole dollars to be more precise. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

Use of non-IFRS financial measures

We use non-IFRS measures as supplemental indicators of our operating performance and financial position as well as for internal planning purposes and our business outlook. We believe non-IFRS financial measures provide more insight into our performance. Non-IFRS measures do not have standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS.

Our non-IFRS financial measures include:

●	Adjusted EBITDA and the related margin;
●	Adjusted EBITDA less capital expenditures and the related margin;
●	Adjusted earnings and adjusted earnings per share (EPS);
●	Net debt; and
●	Free cash flow.

We also report changes in our revenues, operating expenses, adjusted EBITDA and the related margin, and adjusted EPS before the impact of foreign currency or at “constant currency”. These measures remove the impacts from changes in foreign currency exchange rates to provide better comparability of our business trends from period to period. To provide greater insight into the revenue growth of our existing businesses on a constant currency basis, we report organic revenue growth (as defined below).

See Appendix A of this management’s discussion and analysis for a description of our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance, including our ability to generate cash flow. Refer to the “Liquidity and Capital Resources” section of this management’s discussion and analysis and Appendix B for reconciliations of our non-IFRS financial measures to the most directly comparable IFRS measures.

Glossary of key terms

We use the following terms in this management’s discussion and analysis.

Term	Definition
bp	Basis points – one basis point is equal to 1/100th of 1%;“100bp” is equivalent to 1%
constant currency	A non-IFRS measure derived by applying the same foreign currency exchange rates to the financial results of the current and equivalent prior-year period
EPS	Earnings per share
F&R	Our former Financial & Risk business, now known as Refinitiv
F&R sale or F&R transaction	Our sale of a 55% interest in F&R to private equity funds managed by Blackstone, which closed on October 1, 2018
IFRS 16

IFRS 16, Leases, a new accounting standard adopted on January 1, 2019. Refer to note 1 of our consolidated interim financial statements for the three and six months ended June 30, 2019 for additional information.

LSEG	London Stock Exchange Group plc
n/a	Not applicable
n/m	Not meaningful
organic or organically

Represent changes in revenues of our existing businesses at constant currency. The metric excludes the distortive impacts of acquisitions and dispositions from not owning the business in both comparable periods. Additionally, it excludes the initial contract value of the 30-year Reuters News agreement signed on October 1, 2018, which is treated as an acquisition until October 1, 2019. See Appendix A to this management’s discussion and analysis (“Non-IFRS Financial Measures”).

Proposed LSEG/Refinitiv transaction	Our agreement with private equity funds affiliated with Blackstone to sell Refinitiv to LSEG.
Refinitiv	The name of our former F&R business as of the closing of the F&R transaction. We have owned 45% of Refinitiv since October 1, 2018.
$ and US$	U.S. dollars

Executive Summary

Our company

Thomson Reuters is a leading provider of business information services. Our products include highly specialized information-enabled software and tools for legal, tax, accounting and compliance professionals combined with the world’s most global news service – Reuters.

We derive most of our revenues from selling information and software solutions, primarily electronically and on a recurring subscription basis. Our solutions blend deep domain knowledge with software and automation tools. We believe our workflow solutions make our customers more productive, by streamlining how they operate, enabling them to focus on higher value activities. Many of our customers use our solutions as part of their workflows, which has led to strong customer retention. We believe that our customers trust us because of our history and dependability and our deep understanding of their businesses and industries, and they rely on our services for navigating a rapidly changing and increasingly complex digital world. Over the years, our business model has proven to be capital efficient and cash flow generative, and it has enabled us to maintain leading and scalable positions in our chosen market segments.

We are organized in five reportable segments supported by a corporate center. In the second quarter of 2019, we changed the name of our Tax Professionals segment to Tax & Accounting Professionals to better reflect the nature of the customers served by the segment. We did not change the way that we manage the business.

Second Quarter 2019 Revenues

Legal Professionals

Serves law firms and governments with research and workflow products, focusing on intuitive legal research powered by emerging technologies and integrated legal workflow solutions that combine content, tools and analytics.

Corporates Serves corporate customers, including the seven largest global accounting firms, with our full suite of offerings across legal, tax, regulatory and compliance functions.

Tax & Accounting Professionals

Serves tax, accounting and audit professionals in accounting firms (other than the seven largest, which are served by our Corporates segment) as well as governmental taxing authorities with research and workflow products, focusing on intuitive tax offerings and automating tax workflows.

Reuters News Provides real-time, multi-media news and information services to newspapers, television and cable networks, radio stations and websites around the globe, as well as to Refinitiv.
Global Print Provides legal and tax information primarily in print format to customers around the world.

Our corporate center centrally manages commercial and technology operations, including those around our sales capabilities, digital customer experience and product and content development. Our corporate center also centrally manages functions such as finance, legal and human resources.

Seasonality

Our revenues and operating profit on a consolidated basis do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over a contract term and our costs are generally incurred evenly throughout the year. However, our revenues from quarter to consecutive quarter can be impacted by the release of certain tax products, which tend to be concentrated in the fourth quarter and, to a lesser extent, in the first quarter of the year. Additionally, the seasonality of our operating profit may be further impacted by the timing of our corporate costs, as we have been incurring significant costs to reposition our business following the sale of F&R. See the “Outlook” section of this management’s discussion and analysis for additional information about these costs.

Key Highlights

We have had an eventful period through the date of this management’s discussion and analysis. On August 1, 2019, we announced that we and private equity funds affiliated with Blackstone agreed to sell Refinitiv to London Stock Exchange Group plc (“LSEG”) in an all share transaction for a total enterprise value of approximately $27 billion. The proposed transaction reflects the trend toward consolidation of the global financial markets infrastructure and data segments. As a potential future shareholder of LSEG, we believe the transaction provides a balance for our company between the ability to benefit from additional long-term value creation and the ability to monetize our investment over time. The closing of the proposed transaction is expected in the second half of 2020 and is subject to LSEG shareholder approval, regulatory clearances and customary closing conditions (see the “Proposed LSEG/Refinitiv Transaction” section below for additional information).

In July 2019, we acquired Confirmation, a provider of digital audit confirmation services to accounting firms, banks and law firms, and HighQ, a provider of collaboration tools to the legal and regulatory market segments. Together with our November 2018 acquisition of Integration Point, a provider of global trade management solutions to trade and compliance professionals, we have spent about half of the $2 billion investment fund that we set aside from the proceeds of the F&R transaction in 2018 for acquisitions or share repurchases. We are strengthening our legal, tax and accounting and corporates businesses by pursuing cloud-based software businesses that we believe will provide opportunities to expand our positions, better serve our customers and supplement our organic growth.

Below are financial highlights of our second quarter 2019 results, which are on a continuing operations basis, except where otherwise noted.

	Three months ended June 30,
			Change
(millions of U.S. dollars, except per share amounts and margins)	2019	2018	Total	Constant Currency
IFRS Financial Measures
Revenues	1,423	1,311	9%
Operating profit	447	204	119%
Diluted earnings per share (includes discontinued operations)	$0.37	$0.88	(58%)
Cash flow from operations (includes discontinued operations)	141	803	(83%)
Non-IFRS Financial Measures(1)
Revenues	1,423	1,311	9%	10%
Adjusted EBITDA	355	348	2%	-
Adjusted EBITDA margin	25.0%	26.6%	(160)bp	(240)bp
Adjusted EPS	$0.29	$0.17	71%	65%
Free cash flow (includes discontinued operations)	1	555	(100%)

(1)

Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

Revenues increased 9% in total and 10% in constant currency, primarily due to new revenues in Reuters News for providing news and editorial content to Refinitiv under a 30-year agreement signed in October 2018. Higher recurring revenues across our other customer segments also contributed to the increase. On an organic basis, revenues increased 4%, as 5% growth in recurring revenues was partly offset by a decline in Global Print revenues.

Operating profit increased significantly due a benefit from the revaluation of warrants that we hold in Refinitiv related to the proposed transaction with LSEG (see the “Proposed LSEG/Refinitiv Transaction” section of this management’s discussion and analysis for additional information). Adjusted EBITDA, which excludes that benefit among other items, increased 2% due to currency. Adjusted EBITDA margin declined, as higher revenues were mostly offset by higher expenses, which included costs and investments to reposition the company following the separation from F&R.

Diluted EPS decreased to $0.37 per share from $0.88 per share in the prior-year period primarily reflecting the loss of net earnings from the F&R business that was included in discontinued operations in 2018. Adjusted EPS, which excludes discontinued operations among other items, increased to $0.29 per share from $0.17 per share, primarily reflecting fewer common shares outstanding and lower interest expense.

Cash flow from operations decreased reflecting the loss of cash flows from our former F&R business, in which we sold a majority stake on October 1, 2018, and investments to reposition Thomson Reuters following the separation of F&R from our company. The decrease in free cash flow reflected the same factors.

Outlook

We originally communicated our 2019 and 2020 full-year business outlook in February 2019. Based on our first-half 2019 performance, we raised our 2019 and 2020 revenue growth and adjusted EBITDA outlooks on August 1, 2019. Please see the “Outlook” section of this management’s discussion and analysis for our updated 2019 and 2020 full-year business outlook. We have provided a full-year business outlook for two years because 2019 will be materially impacted by costs to separate our business from Refinitiv and reposition it for growth, while 2020 should represent the first year that our financial performance will reflect the benefits from our actions, without material costs related to the actions.

The information above in this section is forward-looking and should be read in conjunction with the section in this document entitled “Additional Information – Cautionary Note Concerning Factors That May Affect Future Results”.

Proposed LSEG/Refinitiv Transaction

Thomson Reuters announced on August 1, 2019 that it and private equity funds affiliated with Blackstone agreed to sell Refinitiv to LSEG in an all share transaction for a total enterprise value of approximately $27 billion. Refinitiv is currently owned 55% by Blackstone and 45% by Thomson Reuters. Based on LSEG’s issued share capital as of July 31, 2019, the transaction will result in Blackstone and Thomson Reuters ultimately holding a combined 37% economic interest in LSEG (approximately 15% of which would be attributed to Thomson Reuters) and a combined voting interest in LSEG of less than 30%. Thomson Reuters’ interest in LSEG shares will be held in an entity jointly owned by Blackstone and Thomson Reuters (the “Blackstone/Thomson Reuters Entity”). Upon the closing of this transaction, Thomson Reuters is projected to indirectly own approximately 82.5 million LSEG shares, which would have a market value of approximately $6.7 billion based on LSEG’s closing share price on July 31, 2019. Thomson Reuters’ estimated ownership interest above reflects its expected acquisition of an additional interest in Refinitiv pursuant to a warrant agreement entered into with Blackstone, which will be exercised in connection with the transaction closing.

Ownership interests

At closing, LSEG will acquire the Refinitiv business and in exchange, the Blackstone/Thomson Reuters Entity will receive ordinary voting LSEG shares and exchangeable shares in a subsidiary of LSEG. The exchangeable shares will be exchangeable for ordinary shares on a one-for-one basis and will carry the same dividend per share as paid on the ordinary shares. In connection with the closing, Blackstone’s consortium will separately receive additional LSEG securities in respect of their Refinitiv preferred stock.

Transaction rationale

The transaction will bring together two highly complementary businesses to create a leading, UK headquartered, global financial markets infrastructure provider with a leading data and analytics business, significant capital markets capabilities across multiple asset classes, and a broad post-trade offering, well positioned for future growth in a fast evolving landscape. The combined business will be well positioned in all key geographies and will offer significant customer benefits across the full range of LSEG’s businesses by extending its trading capabilities across asset classes; expanding its data content, management and distribution capabilities; increasing its global footprint and range of customer offerings; and enabling LSEG, Refinitiv and their customers to benefit from future data and technology-enabled innovation and growth opportunities. Together, LSEG and Refinitiv generated combined annual revenues of over £6 billion in 2018, which would have made the combined business the largest listed global financial markets infrastructure provider by revenue last year.

Governance

The Blackstone/Thomson Reuters Entity will be entitled to nominate three non-executive LSEG directors for as long as it holds at least 25% of LSEG, two LSEG directors for as long as it holds at least 17.5% but less than 25% of LSEG and one LSEG director for as long as it holds at least 10% but less than 17.5% of LSEG (with all percentages calculated based on the assumed exchange of the exchangeable shares). For so long as the Blackstone/Thomson Reuters Entity is entitled to nominate three directors, one nominee will be a Thomson Reuters representative.

Subject to certain exceptions, the Blackstone/Thomson Reuters Entity has agreed to be subject to a lock-up for their LSEG shares for the first two years following closing of the transaction. In each of years three and four following closing, the Blackstone/Thomson Reuters Entity will become entitled to sell in aggregate one-third of the LSEG shares issued to them. The lock-up arrangement will terminate on the fourth anniversary of closing. Once the Blackstone/Thomson Reuters Entity is released from the lock-up, any disposals of LSEG shares will be subject to orderly marketing restrictions. A standstill restriction will also apply to the Blackstone/Thomson Reuters Entity under which it (and the underlying investors) will agree not to, among other matters, acquire further LSEG shares, or make a takeover offer for LSEG for designated time periods. The Blackstone/Thomson Reuters Entity has also committed to vote its LSEG shares in line with the LSEG Board’s recommendation on resolutions to be voted on by LSEG shareholders, subject to certain exceptions.

Dividends

After the transaction closes, Thomson Reuters’ free cash flow will benefit from any future dividends paid by LSEG to its shareholders.

Expected synergies

The following information regarding expected cost and revenue synergies has been provided to Thomson Reuters by LSEG and is forward-looking information. Readers are encouraged to consult LSEG’s public disclosures (including its announcement dated August 1, 2019 regarding the proposed transaction) for additional information.

LSEG is targeting annual run-rate cost synergies in excess of £350 million by the end of year five following closing. These synergies are separate from and in addition to Refinitiv’s previously announced and ongoing $650 million target cost savings program (which is discussed later in this management’s discussion and analysis). LSEG is also targeting annual run-rate revenue synergies in excess of £225 million by the end of year five following closing.

Reuters News Agreement

Reuters News’ 30-year agreement with Refinitiv signed last year will continue after the closing of the transaction within the combined business.

Other Matters

Although it is currently expected that LSEG will only issue shares to the Blackstone/Thomson Reuters Entity as consideration, LSEG may, at its option, pay up to $2.5 billion of the value of the total consideration in cash. Payment of any cash consideration will reduce the number of LSEG shares issued to the Blackstone/Thomson Reuters Entity.

We expect that the proposed transaction will largely be a tax-deferred transaction for Thomson Reuters, as we anticipate incurring most of the tax on the gain in the future when we sell LSEG shares that are no longer subject to a lock-up. When the transaction closes, however, a significant portion of the tax related to the gain may become payable by us. If that occurs, we plan to fund those taxes from an early release from the lock-up that will allow us to sell such number of LSEG shares as may be necessary to generate proceeds that are sufficient to pay the applicable taxes.

Results of Operations—Continuing Operations

Consolidated results

	Three months ended June 30,				Six months ended June 30,

			Change				Change
(millions of U.S. dollars, except per share amounts and margins)	2019	2018	Total	Constant Currency	2019	2018	Total	Constant Currency
IFRS Financial Measures
Revenues	1,423	1,311	9%		2,910	2,690	8%
Operating profit	447	204	119%		721	472	53%
Diluted EPS from continuing operations	$0.43	$0.20	115%		$0.68	$0.44	55%
Non-IFRS Financial Measures(1)
Revenues	1,423	1,311	9%	10%	2,910	2,690	8%	10%
Adjusted EBITDA	355	348	2%	-	752	778	(3%)	(4%)
Adjusted EBITDA margin	25.0%	26.6%	(160)bp	(240)bp	25.8%	28.9%	(310)bp	(380)bp
Adjusted EBITDA less capital expenditures	225	217	4%		512	468	10%
Adjusted EBITDA less capital expenditures margin	15.9%	16.6%	(70)bp		17.6%	17.4%	20bp
Adjusted EPS	$0.29	$0.17	71%	65%	$0.65	$0.44	48%	43%

(1)

Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

Revenues

	Three months ended June 30,				Six months ended June 30,
			Change				Change

(millions of U.S. dollars)	2019	2018	Total	Constant Currency	2019	2018	Total	Constant Currency
Recurring revenues	1,115	984	13%	15%	2,250	1,989	13%	15%
Transactions revenues	144	153	(6%)	(5%)	332	351	(5%)	(4%)
Global Print revenues	164	174	(6%)	(3%)	329	351	(6%)	(4%)
Eliminations	-	-			(1)	(1)
Revenues	1,423	1,311	9%	10%	2,910	2,690	8%	10%

Revenues in both periods increased in total and in constant currency, primarily due to a 6% contribution from new revenues in our Reuters News business for providing news and editorial content to Refinitiv under the 30-year agreement signed in October 2018. Higher recurring revenues across our other customer segments in both periods also contributed. Global Print and transactions revenues declined in both periods, with the latter reflecting the sales of several small businesses.

On an organic basis, revenues increased 4% in both periods, as 5% growth in recurring revenues, which comprise most of our business, were partly offset by a decline in Global Print revenues. On an organic basis, transactions revenues grew 2% in the second quarter, but declined 1% in the six-month period. Our Legal Professionals, Corporates and Tax & Accounting Professionals segments, which collectively comprise approximately 80% of our revenues, grew 5% organically in both periods.

Foreign currency negatively impacted revenue growth in both periods primarily due to the strengthening of the U.S. dollar against the British pound sterling, Brazilian Real and Argentine Peso, compared to the prior-year period.

Operating profit, adjusted EBITDA and adjusted EBITDA less capital expenditures

Operating profit increased in both periods primarily due to a significant benefit from the revaluation of warrants that we hold in Refinitiv related to the proposed transaction with LSEG (see the “Executive Summary — Proposed LSEG/Refinitiv Transaction” section of this management’s discussion and analysis for additional information).

Adjusted EBITDA, which excludes the benefit of the warrant revaluation among other items, increased in the second quarter due to foreign currency, as higher revenues were mostly offset by higher expenses, which included costs and investments to reposition our company following the separation from F&R. Adjusted EBITDA declined in the six-month period as higher expenses more than offset the increase in revenues. Adjusted EBITDA margin declined in both periods for the same reasons. The adoption of IFRS 16 benefited adjusted EBITDA and the related margin by $10 million and 70bp and $19 million and 60bp in the second quarter and six-month period in 2019, respectively.

Adjusted EBITDA less capital expenditures increased in the second quarter due to higher adjusted EBITDA, as capital expenditures were relatively unchanged, but the related margin declined due to the same factors as adjusted EBITDA margin. Adjusted EBITDA less capital expenditures and the related margin increased in the six-month period as the decline in adjusted EBITDA was more than offset by lower capital expenditures.

Operating expenses

	Three months ended June 30,				Six months ended June 30,

			Change				Change

(millions of U.S. dollars)	2019	2018	Total	Constant Currency	2019	2018	Total	Constant Currency

Operating expenses	1,070	964	11%	14%	2,161	1,916	13%	16%

Operating expenses in both periods increased in total and in constant currency primarily due to higher investments to reposition our company following our separation from F&R and costs to provide editorial content to Refinitiv, as these costs had previously been allocated to the F&R business in the prior-year period. The investments to reposition our business include acceleration of digital strategies, replication of capabilities that we lost with the separation from F&R and severance. The adoption of IFRS 16 decreased operating expenses by $10 million and $19 million in the second quarter and six-month period of 2019, respectively. Operating expenses benefited from a positive impact from foreign currency reflecting the strengthening of the U.S. dollar.

Depreciation and amortization

	Three months ended June 30,			Six months ended June 30,

(millions of U.S. dollars)	2019	2018	Change	2019	2018	Change
Depreciation	38	29	29%	72	59	22%
Amortization of computer software	104	100	3%	209	198	5%
Subtotal	142	129	9%	281	257	9%
Amortization of other identifiable intangible assets	25	28	(8%)	52	57	(8%)

●

Depreciation and amortization of computer software on a combined basis increased in both periods primarily due to the adoption of IFRS 16, which increased depreciation expense by $11 million and $19 million in the second quarter and six-month period of 2019, respectively.

●

Amortization of other identifiable intangible assets decreased in both periods as the completion of amortization for certain identifiable intangible assets acquired in previous years more than offset the amortization of newly-acquired assets associated with the acquisition of Integration Point in November 2018.

Other operating gains, net

	Three months ended June 30,		Six months ended June 30,

(millions of U.S. dollars)	2019	2018	2019	2018
Other operating gains, net	261	14	305	12

The three and six months ended June 30, 2019 included a $256 million and $275 million benefit, respectively, from the revaluation of warrants that we hold in Refinitiv related to the proposed transaction to sell Refinitiv to LSEG (see the “Executive Summary — Proposed LSEG/Refinitiv Transaction” section of this management’s discussion and analysis for additional information). Other operating gains, net, also included income related to a license that allows Refinitiv to use the “Reuters” mark to brand its products and services (see the “Related Party Transactions” section of this management’s discussion and analysis for additional information). The six-month period of 2019 included net gains from the sale of several small businesses. Both periods of 2018 included a gain on the sale of a Canadian wholly-owned subsidiary to a company affiliated with Woodbridge, our principal shareholder.

Net interest expense

	Three months ended June 30,			Six months ended June 30,

(millions of U.S. dollars)	2019	2018	Change	2019	2018	Change
Net interest expense	37	81	(55%)	72	159	(55%)

The decrease in net interest expense in both periods reflected significantly lower debt, as we used a portion of the proceeds from the F&R transaction in 2018 to repay $4 billion of debt. We also invested $2 billion of the proceeds, which contributed to higher interest income.

Other finance costs (income)

	Three months ended June 30,		Six months ended June 30,

(millions of U.S. dollars)	2019	2018	2019	2018
Other finance costs (income)	18	(14)	29	(21)

Other finance costs (income) included gains or losses on the impact of fluctuations of foreign currency exchange rates on certain intercompany funding arrangements and, in 2018, gains related to changes in foreign exchange contracts.

Share of post-tax (losses) earnings in equity method investments

	Three months ended June 30,		Six months ended June 30,

(millions of U.S. dollars)	2019	2018	2019	2018
Refinitiv (45% ownership interest)	(129)	-	(231)	-
Other equity method investments	3	2	8	4
Share of post-tax (losses) earnings in equity method investments	(126)	2	(223)	4

Our share of the post-tax loss from our 45% interest in Refinitiv reflects interest expense for Refinitiv’s debt, as well as expenses to scale its business related to its cost savings target. Refinitiv achieved run-rate savings of $380 million as of the end of the second quarter and expects to achieve over two-thirds of its total cost savings run-rate target by the end of 2019. Refinitiv believes it is on track to achieve its full cost savings run-rate target of $650 million by the end of 2020.

There is no comparative amount for the second quarter and six-month period of 2018 as Refinitiv became an investment on October 1, 2018. We provide additional information about the performance of our investment in Refinitiv in Appendix C of this management’s discussion and analysis.

Tax expense (benefit)

	Three months ended June 30,		Six months ended June 30,

(millions of U.S. dollars)	2019	2018	2019	2018

Tax expense (benefit)	50	(3)	55	24

The tax expense (benefit) in each period reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year, tax expense or benefit in interim periods is not necessarily indicative of tax expense (benefit) for the full year.

Additionally, the comparability of our tax expense (benefit) was impacted by various transactions and accounting adjustments during each period. The following table sets forth certain components within income tax expense (benefit) that impact comparability from period to period, including tax expense (benefit) associated with items that are removed from adjusted earnings:

	Three months ended June 30,		Six months ended June 30,

(millions of U.S. dollars)	2019	2018	2019	2018

Tax expense (benefit)

Tax items impacting comparability:

Corporate tax rates(1)	-	(14)	-	(14)

Deferred tax adjustments(2)	(4)	-	(15)	2

Subtotal	(4)	(14)	(15)	(12)

Tax related to:

Amortization of other identifiable intangible assets	(4)	(6)	(9)	(12)

Share of post-tax (losses) earnings in equity method investments	(33)	-	(60)	1

Other operating gains, net	70	-	77	-

Subtotal	33	(6)	8	(11)

Total	29	(20)	(7)	(23)

(1)	Relates to changes in U.S. state deferred tax liabilities resulting from changes in apportionment factors and the F&R transaction.
(2)	Relates primarily to requirements associated with disposals and acquisitions.

Because the items described above impact the comparability of our tax expense or benefit for each period, we remove them from our calculation of adjusted earnings, along with the pre-tax items to which they relate. The computation of our adjusted tax expense is set forth below:

	Three months ended June 30,		Six months ended June 30,

(millions of U.S. dollars)	2019	2018	2019	2018

Tax expense (benefit)	50	(3)	55	24

Remove: Items from above impacting comparability	(29)	20	7	23

Other adjustment:

Interim period effective tax rate normalization(1)	8	2	8	(2)

Total tax expense on adjusted earnings	29	19	70	45

(1)

Adjustment to reflect income taxes based on estimated full-year effective tax rate, including normalization of benefits from favorable developments relating to tax disputes. Earnings or losses for interim periods under IFRS generally reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which we operate. The non-IFRS adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes.

Earnings and diluted EPS from continuing operations

	Three months ended June 30,			Six months ended June 30,

(millions of U.S. dollars, except per share amounts)	2019	2018	Change	2019	2018	Change

Earnings from continuing operations	216	142	52%	342	314	9%

Diluted EPS from continuing operations	$0.43	$0.20	115%	$0.68	$0.44	55%

Earnings from continuing operations increased primarily due to higher operating profit, which included a significant benefit from the revaluation of warrants we hold in Refinitiv, related to the proposed transaction to sell Refinitiv to LSEG (see the “Executive Summary-Proposed LSEG/Refinitiv Transaction” section of this management’s discussion and analysis for additional information). This benefit was partly offset by losses from equity method investments. Diluted EPS also increased due to the benefit from a significant reduction in outstanding common shares due to share repurchases as well as the November 2018 share consolidation. The adoption of IFRS 16 did not have a material impact on earnings from continuing operations or the related per share amount.

Adjusted earnings and adjusted EPS

	Three months ended June 30,			Six months ended June 30,

(millions of U.S. dollars, except per share amounts)	2019	2018	Change	2019	2018	Change

Adjusted earnings	146	119	24%	327	316	4%

Adjusted EPS	$0.29	$0.17	71%	$0.65	$0.44	48%

Adjusted earnings and adjusted EPS increased in both periods as lower interest expense more than offset higher depreciation, amortization of computer software, and tax expense and, in the six-month period, lower adjusted EBITDA. Additionally, the increase in adjusted EPS in both periods reflected a significant reduction in common shares outstanding due to share repurchases as well as the November 2018 share consolidation.

Segment results

The following is a discussion of our five reportable segments and our Corporate costs for the three and six months ended June 30, 2019. We assess revenue growth for each segment, as well as the businesses within each segment, in constant currency.

See Appendix A of this management’s discussion and analysis for additional information.

Legal Professionals

	Three months ended June 30,				Six months ended June 30,

			Change				Change

(millions of U.S. dollars, except margins)	2019	2018	Total	Constant Currency	2019	2018	Total	Constant Currency
Recurring revenues	555	539	3%	4%	1,105	1,072	3%	4%
Transactions revenues	48	54	(10%)	(9%)	92	106	(12%)	(11%)
Revenues	603	593	2%	3%	1,197	1,178	2%	3%
Segment adjusted EBITDA	232	198	17%	16%	459	389	18%	18%
Segment adjusted EBITDA margin	38.5%	33.5%	500bp	430bp	38.4%	33.1%	530bp	470bp

Revenues in both periods increased 2% in total and 3% in constant currency, as growth in recurring revenues (92% of the Legal Professionals segment in both periods) was partly offset by declines in transactions revenues, due to the sale of several small businesses.

On an organic basis, total revenues and recurring revenues each grew 4% in both periods, which included a strong contribution from Westlaw Edge, the newest version of our legal research platform, and benefits from higher customer retention. Transactions revenues on an organic basis increased 6% in the second quarter, but declined 2% in the six-month period due to timing in our Elite business.

Revenues from law firms, which include large global law firms and represent just over two-thirds of the segment’s revenues, increased 2% in both periods. Global revenues, representing smaller law firms outside the U.S., increased 3% and 4% in the second quarter and six-month period, respectively, while revenues from the U.S. government grew 6% and 7% in the second quarter and six-month period, respectively.

Second Quarter 2019 Revenues by type of customer

Segment adjusted EBITDA and the related margin increased in both periods due to higher revenues, lower expenses resulting from efficiency actions in 2018, and favorable timing of expenses. Foreign currency benefited segment adjusted EBITDA margin by 70bp and 60bp in the second quarter and six-month period, respectively, compared to the prior-year periods. We expect Legal Professionals full-year 2019 segment adjusted EBITDA margin to be higher than the 2018 margin of 34.4%.

Corporates

	Three months ended June 30,				Six months ended June 30,

			Change				Change

(millions of U.S. dollars, except margins)	2019	2018	Total	Constant Currency	2019	2018	Total	Constant Currency
Recurring revenues	269	243	11%	12%	538	486	11%	12%
Transactions revenues	49	53	(8%)	(6%)	132	139	(5%)	(3%)
Revenues	318	296	8%	9%	670	625	7%	9%
Segment adjusted EBITDA	102	95	8%	7%	220	206	7%	6%
Segment adjusted EBITDA margin	32.2%	32.0%	20bp	(70)bp	32.9%	32.9%	-	(80)bp

Revenues increased 8% and 7% in total during the second quarter and six-month period, respectively, and increased 9% in constant currency in both periods. In all periods, growth in recurring revenues (85% of the Corporates segment in the second quarter), more than offset declines in transactions revenues, which were lower partially due to the sale of our Pangea3/Legal Managed Services (LMS) business in May 2019. Integration Point, a global trade management business acquired in November 2018, contributed 3% to total revenue growth in each period.

On an organic basis, total revenues increased 7% in the second quarter and 6% in the six-month period, reflecting organic growth of 9% in recurring revenues in both periods and organic declines in transactions revenues of 2% and 3% in the second quarter and six-month period, respectively.

Revenues from our large corporate customers and our medium-sized corporate customers grew 10% and 7%, respectively, in the second quarter, and 9% and 6%, respectively, in the six-month period, driven by growth in legal and tax products. Revenues from large corporate customers also benefited from the Integration Point acquisition. The global business increased 4% and 6% in the second quarter and six-month period, respectively, driven by its Asia business.

Second Quarter 2019 Revenues by type of customer

Segment adjusted EBITDA increased in both periods as higher revenues more than offset higher expenses. Segment adjusted EBITDA margin was slightly higher in the second quarter and unchanged in the six-month period due to foreign currency, which benefited segment adjusted EBITDA margin by 90bp and 80bp in the second quarter and six-month period, respectively, compared to the prior-year periods. On a constant currency basis, segment adjusted EBITDA margin declined in both periods as the dilutive impact of the Integration Point acquisition more than offset the favorable impact of higher revenues.

Tax & Accounting Professionals

	Three months ended June 30,				Six months ended June 30,

			Change				Change

(millions of U.S. dollars, except margins)	2019	2018	Total	Constant Currency	2019	2018	Total	Constant Currency
Recurring revenues	147	139	6%	9%	320	306	5%	8%
Transactions revenues	35	37	(6%)	(4%)	84	87	(4%)	(2%)
Revenues	182	176	3%	6%	404	393	3%	6%
Segment adjusted EBITDA	60	41	47%	45%	153	121	26%	29%
Segment adjusted EBITDA margin	33.0%	23.2%	980bp	880bp	37.9%	30.9%	700bp	690bp

Revenues in both periods increased 3% in total and 6% in constant currency, as growth in recurring revenues (81% of the Tax & Accounting Professionals segment in the second quarter) more than offset declines in transactions revenues. On a constant currency basis, recurring revenue growth in both periods reflected strong growth in Latin America. All of the growth was organic.

Revenues from small-mid-large accounting firms in the U.S. increased 4% in both periods. Revenues in the global business increased 27% in the second quarter and 21% in the six-month period, respectively, reflecting strong sales in Latin America. Revenues from government customers, the smallest component of the Tax & Accounting Professionals segment, declined 11% in the second quarter and 8% in the six-month period.

Second Quarter 2019 Revenues by type of customer

Segment adjusted EBITDA and the related margins increased in both periods due to higher revenues, lower expenses from efficiency actions in 2018 and favorable timing of expenses. Foreign currency benefited segment adjusted EBITDA margin by 100bp and 10bp in the second quarter and six-month period, respectively, compared to the prior-year periods.

Tax & Accounting Professionals is a more seasonal business relative to our other businesses, with a higher percentage of its segment adjusted EBITDA historically generated in the fourth quarter and to a slightly lesser extent, the first quarter, due to the release of certain tax products. Small movements in the timing of revenues and expenses can impact quarterly margins.

Reuters News

	Three months ended June 30,				Six months ended June 30,

			Change				Change

(millions of U.S. dollars, except margins)	2019	2018	Total	Constant Currency	2019	2018	Total	Constant Currency
Recurring revenues	144	63	129%	132%	287	125	129%	134%
Transactions revenues	12	9	28%	25%	24	19	25%	28%
Revenues	156	72	116%	118%	311	144	116%	120%
Segment adjusted EBITDA	10	8	36%	-	26	16	67%	42%
Segment adjusted EBITDA margin	6.6%	10.5%	(390)bp	(580)bp	8.4%	10.9%	(250)bp	(400)bp

Revenues in both periods significantly increased in total and in constant currency due to new revenues from providing news and editorial content to Refinitiv under a 30-year agreement signed in October 2018. Organic revenues increased 2% and 3% in the second quarter and six-month period, respectively, primarily due to a price increase above the minimum value of the agreement with Refinitiv, as well as higher Consumer Solutions revenues that were primarily related to timing.

Under the arrangement with Refinitiv, Reuters News will recognize revenue of at least $325 million per year under a 30-year agreement signed in October 2018. As the revenue is expected to be largely offset by associated expenses within the Reuters News segment, there is no corresponding increase to adjusted EBITDA. Prior to the closing of the F&R transaction, the costs to produce this content were allocated to the F&R business and therefore were included as part of discontinued operations, rather than as a component of Reuters News’ adjusted EBITDA. Reuters News now reports these costs as part of its adjusted EBITDA.

Segment adjusted EBITDA increased in both periods reflecting a benefit from foreign currency, and in the six-month period, favorable timing of expenses. In the second half of 2019, we expect that higher costs and investments will result in lower segment adjusted EBITDA, as compared to the first half of 2019. Despite higher segment adjusted EBITDA in both periods, the related margin decreased due to the dilutive impact of the Refinitiv agreement. Foreign currency benefited segment adjusted EBITDA margin by 190bp and 150bp in the second quarter and six-month period, respectively, compared to the prior-year periods.

Global Print

	Three months ended June 30,				Six months ended June 30,

			Change				Change

(millions of U.S. dollars, except margins)	2019	2018	Total	Constant Currency	2019	2018	Total	Constant Currency
Revenues	164	174	(6%)	(3%)	329	351	(6%)	(4%)
Segment adjusted EBITDA	73	76	(5%)	(4%)	147	157	(7%)	(6%)
Segment adjusted EBITDA margin	44.2%	43.8%	40bp	(30)bp	44.5%	44.7%	(20)bp	(100)bp

Revenues in both periods decreased 6% in total and decreased 3% and 4% in constant currency in the second quarter and six-month period, respectively, all of which was organic. For the full year, we expect Global Print revenues to decline in the mid-single digits.

Segment adjusted EBITDA decreased in both periods due to lower revenues, which were partly offset by lower expenses as the segment continues to closely manage its costs. Segment adjusted EBITDA margin was higher in the second quarter due to foreign currency, which contributed a 70bp benefit compared to the prior-year period. Segment adjusted EBITDA margin was slightly lower in the six-month period, and included an 80bp benefit from foreign currency compared to the prior-year period.

Corporate costs

	Three months ended June 30,		Six months ended June 30,

(millions of U.S. dollars)	2019	2018	2019	2018
Corporate costs	122	70	253	111

The increases in corporate costs in both periods primarily reflected investments to reposition our business following the separation of F&R from the rest of our company, including acceleration of digital strategies, replication of capabilities that we lost with the separation from Refinitiv as well as severance.

Results of Discontinued Operations

	Three months ended June 30,		Six months ended June 30,

(millions of U.S. dollars)	2019	2018	2019	2018
Earnings from discontinued operations, net of tax	(27)	515	(37)	32

The three and six months ended June 30, 2019 included residual expenses and charges related to liabilities associated with businesses that were previously classified as discontinued operations, including F&R. In the six-month period of 2018, F&R’s earnings were mostly offset by an $812 million deferred tax charge associated with the sale of F&R. A deferred tax benefit of $32  million was recorded in the second quarter of 2018 due a revision in estimate.

Liquidity and Capital Resources

We have a disciplined capital strategy that is aligned with our business strategy. We are focused on ensuring that we have the investment capacity to drive revenue growth, both organically and through acquisitions, while also maintaining our long term financial leverage and credit ratings and continuing to provide returns to shareholders.

Our principal sources of liquidity are cash on hand, cash provided by our operations, our commercial paper program and credit facility. From time to time, we also issue debt securities. Our principal uses of cash are for debt servicing costs, dividend payments, capital expenditures, share repurchases and acquisitions. We believe that our existing sources of liquidity will be sufficient to fund our expected cash requirements in the normal course of business for the next 12 months.

We believe that our ability to consistently generate significant free cash flow demonstrates the resiliency and stability of our business model. Additionally, we believe that our operational efforts to drive revenue and margin growth will continue to result in strong free cash flow generation. However, in 2019, our free cash flow is being materially impacted by costs to complete the separation of our business from Refinitiv and to reposition our company for growth. We expect that our financial performance in 2020 will reflect the benefits from our actions, without related material costs. See the “Outlook” section of this management’s discussion and analysis for additional information.

In 2018, we set aside $2 billion from the proceeds of the F&R transaction for acquisitions or share repurchases. In July 2019, we acquired Confirmation, a provider of digital audit confirmation services to accounting firms, banks and law firms, and HighQ, a provider of collaboration tools to the legal and regulatory market segments. In November 2018, we acquired Integration Point, a provider of global trade management solutions to trade and compliance professionals. We have spent about half of our $2 billion investment fund to strengthen our legal, tax and accounting and corporates businesses by pursuing cloud-based software businesses that we believe will provide opportunities to expand our positions, better serve our customers and supplement our organic growth. Initially, we expect these acquisitions to be dilutive to our adjusted EBITDA margin. However, within 24 months, we expect each acquisition to become accretive to our adjusted EBITDA margin.

The information above in this section is forward-looking and should be read in conjunction with the section entitled “Additional Information – Cautionary Note Concerning Factors That May Affect Future Results”.

Cash flow

Summary of consolidated statement of cash flow

	Three months ended June 30,			Six months ended June 30,

(millions of U.S. dollars)	2019	2018	$ Change	2019	2018	$ Change
Net cash provided by operating activities	141	803	(662)	83	1,222	(1,139)
Net cash used in investing activities	(105)	(225)	120	(153)	(539)	386
Net cash used in financing activities	(186)	(178)	(8)	(527)	(308)	(219)
(Decrease) increase in cash and bank overdrafts	(150)	400	(550)	(597)	375	(972)
Translation adjustments	-	(13)	13	2	(12)	14
Cash and bank overdrafts at beginning of period	2,258	844	1,414	2,703	868	1,835
Cash and bank overdrafts at end of period	2,108	1,231	877	2,108	1,231	877
Non-IFRS Financial Measure(1)
Free cash flow (includes discontinued operations)	1	555	(554)	(176)	675	(851)

(1)

Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measure.

Operating activities. Net cash from operating activities decreased in both periods primarily due to the loss of cash flows from our former F&R business, in which we sold a majority stake on October 1, 2018, and investments to reposition Thomson Reuters following the separation of F&R from our company. The six-month period of 2019 also included a $167 million pension contribution.

Investing activities. Net cash used in investing activities decreased in both periods primarily due to lower capital expenditures, which were $130 million in the second quarter ($240 million – six-month period) of 2019 compared to $269 million in the second quarter ($556 million – six-month period) of 2018. The second quarter of 2018 included $138 million ($246 million – six-month period) related to F&R that was included in discontinued operations. Both periods in 2019 also included proceeds from the sales of several small businesses.

Financing activities. Net cash used in financing activities increased in both periods because the second quarter and the six-month period of 2018 included proceeds from net borrowings of debt of $443 million and $561 million, respectively. Share repurchases were lower in both periods of 2019 as we did not repurchase any common shares in the second quarter of 2019. Dividends on common shares were also lower in both periods of 2019 due to previous reductions in the number of outstanding common shares. We returned $175 million (2018 – $598 million) and $539 million (2018 – $834 million) to our common shareholders through dividends and share repurchases in the second quarter and six-month period of 2019, respectively. Refer to the “Share Repurchases” section below for additional information regarding our share repurchase program.

Cash and bank overdrafts. The significant increase in cash in both periods reflected funds that we set aside from the proceeds of the F&R transaction for future acquisitions or share repurchases.

Free cash flow. Free cash flow decreased in both periods primarily due to lower cash from operating activities, which was partly offset by lower capital expenditures.

Additional information about our debt, dividends and share repurchases is as follows:

●	Commercial paper program. Our $2.0 billion commercial paper program provides cost-effective and flexible short-term funding. There were no commercial paper borrowings in the six-month period of 2019.

●

Credit facilities. We have a $2.4 billion credit facility agreement which matures in November 2021 and may be used to provide liquidity for general corporate purposes (including support for our commercial paper program). There were no outstanding borrowings at June 30, 2019. Based on our current credit ratings, the cost of borrowing under the agreement is priced at LIBOR/EURIBOR plus 110 basis points. We have the option to request an increase, subject to approval by applicable lenders, in the lenders’ commitments in an aggregate amount of $600 million for a maximum credit facility commitment of $3.0 billion. We are considering a reduction in the level of this commitment given our company’s smaller size following the F&R transaction.

If our debt rating is downgraded by Moody’s or Standard & Poor’s, our facility fees and borrowing costs may increase, although availability would be unaffected. Conversely, an upgrade in our ratings may reduce our facility fee and borrowing costs. We monitor the lenders that are party to our facility and believe they continue to be able to lend to us.

We guarantee borrowings by our subsidiaries under the credit facility. We must also maintain a ratio of net debt as of the last day of each fiscal quarter to EBITDA as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. We were in compliance with this covenant at June 30, 2019.

●

Debt shelf prospectus. We have a debt shelf prospectus under which we may issue up to $3.0 billion principal amount of debt securities from time to time through August 2020. We have not issued any debt securities under the prospectus.

●

Credit ratings. Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demand, increased competition, a deterioration in general economic and business conditions and adverse publicity. Any downgrades in our credit ratings may impede our access to the debt markets or result in higher borrowing rates.

The following table sets forth the credit ratings from rating agencies in respect of our outstanding securities as of the date of this management’s discussion and analysis:

	Moody’s	Standard & Poor’s	DBRS Limited	Fitch
Long-term debt	Baa2	BBB	BBB (high)	BBB+
Commercial paper	P-2	A-2	R-2 (high)	F2
Trend/Outlook	Negative Outlook	Stable	Stable	Stable

These credit ratings are not recommendations to purchase, hold, or sell securities and do not address the market price or suitability of a specific security for a particular investor.

●

Dividends. Dividends on our common shares are declared in U.S. dollars. In February 2019, we announced a $0.04 per share increase in the annualized dividend to $1.44 per common share (beginning with the common share dividend that we paid in March 2019). In our consolidated statement of cash flow, dividends paid on common shares are shown net of amounts reinvested in our company under our dividend reinvestment plan (DRIP). Registered holders of common shares may participate in our DRIP, under which cash dividends are automatically reinvested in new common shares. Common shares are valued at the weighted-average price at which the shares traded on the Toronto Stock Exchange (TSX) during the five trading days immediately preceding the record date for the dividend.

Details of dividends declared per common share and dividends paid on common shares are as follows:

	Three months ended June 30,		Six months ended June 30,

(millions of U.S. dollars, except per share amounts)	2019	2018	2019	2018
Dividends declared per share	$0.360	$0.345	$0.72	$0.69
Dividends declared	180	245	361	490
Dividends reinvested	(5)	(6)	(12)	(15)
Dividends paid	175	239	349	475

●

Share repurchases. We may buy back shares (and subsequently cancel them) from time to time as part of our capital strategy. Our share repurchases are typically effected under a normal course issuer bid (NCIB), which permits the repurchase of common shares in open market transactions on the TSX, the New York Stock Exchange (NYSE) and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX and/or NYSE or under applicable law, including private agreement purchases if we receive an issuer bid exemption order from applicable securities regulatory authorities in Canada for such purchases. The price that our company pays for shares in open market transactions under the NCIB is the market price at the time of purchase or such other price as may be permitted by TSX.

In February 2019, we announced plans to repurchase up to an additional $250 million of our common shares in 2019. In the six months ended June 30, 2019, we repurchased $190 million of our common shares, of which approximately $40 million of common shares were repurchased using part of the remaining proceeds of the F&R transaction, as announced in 2018.

Details of share repurchases are as follows:

	Three months ended June 30,		Six months ended June 30,

	2019	2018	2019	2018
Share repurchases (millions of U.S. dollars)	-	359	190	359
Shares repurchased (number in millions)	-	9.1	3.5	9.1
Share repurchases – average price per share in U.S. dollars	-	$39.54	$53.93	$39.54

We did not repurchase any shares in the second quarter of 2019.

Financial position

Our total assets were $16.5 billion at June 30, 2019, a decrease of $0.5 billion from December 31, 2018. The decrease was primarily due to a lower cash balance. Refer to the “Cash flow” section above for additional information.

At June 30, 2019, the carrying amounts of our total current assets exceeded the carrying amounts of our total current liabilities by $1.9 billion, largely because of a significant cash balance that includes a portion of the proceeds from the F&R transaction that we set aside for future acquisitions or share repurchases. Normally, our current liabilities exceed our current assets because current liabilities include a significant amount of deferred revenue, which arises from the sale of subscription-based products and services that many customers pay for in advance. The cash received from these advance payments is used to currently fund the operating, investing and financing activities of our business. However, for accounting purposes, these advance payments must be deferred and recognized over the term of the subscription. As such, we typically reflect a negative working capital position in our consolidated statement of financial position. In the ordinary course of business, deferred revenue does not represent a cash obligation, but rather an obligation to perform services or deliver products, and therefore when we are in that situation, we do not believe it is indicative of a liquidity issue, but rather an outcome of the required accounting for our business model.

Net debt(1)

	June 30,	December 31,
(millions of U.S. dollars)	2019	2018
Current indebtedness	-	3
Long-term indebtedness	3,233	3,213
Total debt	3,233	3,216
Swaps	62	76
Total debt after swaps	3,295	3,292
Remove fair value adjustments for hedges(2)	-	4
Total debt after currency hedging arrangements	3,295	3,296
Remove transaction costs and discounts included in the carrying value of debt	38	40
Add: Lease liabilities (current and non-current)(3)	217	-
Less: cash and cash equivalents(4)	(2,108)	(2,706)
Net debt	1,442	630

(1)	Net debt is a non-IFRS financial measure, which we define in Appendix A of this management’s discussion and analysis.

(2)	Represents the interest-related fair value component of hedging instruments that are removed to reflect net cash outflow upon maturity.

(3)	In 2019, we revised our definition of net debt to include lease liabilities recorded in connection with the adoption of IFRS 16 on January 1, 2019.

(4)

Includes cash and cash equivalents of $34 million and $24 million at June 30, 2019 and December 31, 2018, respectively, held in subsidiaries which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and are therefore not available for general use by our company.

At June 30, 2019, our total debt position (after swaps) was $3.3 billion. The maturity dates for our term debt are well balanced with no significant concentration in any one year. At June 30, 2019, the average maturity of our term debt was approximately 11 years at an average interest rate (after swaps) of less than 5%, all of which is fixed. We remained well below our target leverage ratio of net debt to adjusted EBITDA of 2.5:1, given the benefit of our significant cash balance, which includes a portion of the proceeds from our F&R transaction that we set aside for future acquisitions or share repurchases.

Off-balance sheet arrangements, commitments and contractual obligations

For a summary of our other off-balance sheet arrangements, commitments and contractual obligations please see our 2018 annual management’s discussion and analysis. There were no material changes to these arrangements, commitments and contractual obligations during the six months ended June 30, 2019.

Contingencies

Lawsuits and legal claims

We are engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, employment matters, commercial matters, defamation claims and intellectual property infringement claims. The outcome of all of the matters against us is subject to future resolution, including the uncertainties of litigation. Based on information currently known to us and after consultation with outside legal counsel, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on our financial condition taken as a whole.

Uncertain tax positions

We are subject to taxation in numerous jurisdictions and we are routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of our positions and propose adjustments or changes to our tax filings.

As a result, we maintain provisions for uncertain tax positions that we believe appropriately reflect our risk. These provisions are made using our best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. We review the adequacy of these provisions at the end of each reporting period and adjust them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from our provisions. However, based on currently enacted legislation, information currently known to us and after consultation with outside tax advisors, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on our financial condition taken as a whole.

For additional information, please see the “Risk Factors” section of our 2018 annual report, which contains further information on risks related to tax matters.

Outlook

The information in this section is forward-looking and should be read in conjunction with the part of the “Additional Information” section below entitled “Cautionary Note Concerning Factors That May Affect Future Results”.

Priorities

Our customer segments reflect the key areas where we believe we can create meaningful value for our customers. Our Legal Professionals, Corporates and Tax & Accounting Professionals segments comprised about 80% of our 2018 revenues and collectively grew 4% organically. We plan to focus our investments in these segments, including expanding our platform approach for our various products and services, and increasingly using artificial intelligence, analytics and the cloud to increase leverage, efficiency, speed and scale for our company and our customers.

To reposition our business for growth, we are focusing on five key priorities in 2019:

●	Deliver higher revenue growth by acquiring new customers, using better analytics, increasing cross-selling and upselling and by improving retention.
●	Create a more customer-focused operating model to better inform how we design our offerings and go to market.
●	Serve customers through digital channels, which we expect will enhance the end-to-end experience as well as improve sales efficiency and retention.
●	Simplify our company, including sunsetting or divesting non-strategic products.
●	Invest in our people by creating a flatter and more productive organization by reducing more management layers, allowing our employees to be more agile in serving our customers.

Updated Financial Outlook

We originally communicated our 2019 and 2020 full-year business outlook in February 2019. Based on our first-half 2019 performance, we raised our outlook for 2019 and 2020 revenue growth and adjusted EBITDA on August 1, 2019. The outlook for 2019 and 2020:

●	Assumes constant currency rates relative to 2018; and
●	Excludes the impact of any future acquisitions or dispositions that may occur in 2019 or 2020.

We believe this type of guidance provides useful insight into the performance of our businesses.

Additionally, stranded costs are now expected to be fully eliminated in 2019. As such, our updated 2020 outlook includes no stranded costs and we now expect corporate costs to range between $140 million and $150 million, compared to a range of $140 million to $190 million in the original 2020 outlook. Both the original and updated full-year business outlooks are provided below for comparative purposes. We have provided a full-year outlook for two years because 2019 will be materially impacted by costs to complete the separation of our business from Refinitiv and reposition our company for growth, while 2020 should represent the first year that our financial performance will reflect the benefits from our actions, without related material costs.

	Original 2019 Outlook	Updated 2019 Outlook	Original 2020 Outlook	Updated 2020 Outlook
Before currency and excluding the impact of future acquisitions/dispositions
Revenues	7.0% - 8.5% 3.0% - 3.5% organic(1)	7.0% - 8.5% 3.5% - 4.0% organic(1)	3.5% - 4.5% organic	4.0% - 4.5% organic
Adjusted EBITDA	$1.4 billion - $1.5 billion	$1.45 billion - $1.5 billion	n/a	n/a
Adjusted EBITDA margin	n/a	n/a	30.0% - 31.0%	Approximately 31.0%
Total Corporate costs	Approximately $570 million	Unchanged	$140 million - $190 million	$140 million - $150 million
Core Corporate costs	Approximately $140 million	Unchanged	Approximately $140 million	$140 million - $150 million
Stranded costs	Approximately $100 million	Unchanged	Approximately $0 - $50 million	-
One-Time costs	Approximately $330 million	Unchanged	-	Unchanged
Free cash flow	$0 - $300 million	Unchanged	$1.0 billion - $1.2 billion	Unchanged
Capital expenditures, as a percentage of revenues	Approximately 9%	Unchanged	7.5% - 8.0%	Unchanged
Depreciation and amortization of computer software	$600 million - $625 million	Unchanged	To be determined	To be determined
Interest expense	$150 million - $175 million	Unchanged	To be determined	To be determined
Effective tax rate on adjusted earnings	16% - 19%	Unchanged	Approximately 20%	Unchanged

(1)

For purposes of the organic growth calculation, the initial contract value of the company’s 30-year agreement with Refinitiv that was signed on October 1, 2018 is treated as an acquisition until October 1, 2019.

Total Corporate costs include our core corporate costs, as well as the following:

●

Stranded costs, which we define as costs that will not be eliminated with the sale of the 55% interest in F&R, as well as costs due to dis-synergies from losing certain benefits of scale from the transaction; and

●

Costs and investments to reposition the ongoing Thomson Reuters business following the separation of F&R from the rest of the company, of which a portion is expected to be capital expenditures that will not impact adjusted EBITDA.

The outlook above includes the impact of IFRS 16, which is effective in 2019. IFRS 16 is expected to increase both adjusted EBITDA and depreciation and amortization of computer software by approximately $40 million in 2019 and approximately $50 million in 2020. The new accounting standard has no impact on free cash flow.

The following table summarizes material assumptions and material risks that we believe could cause actual performance to differ from our expectations as set forth in our 2019 and 2020 full-year outlook.

Revenues
Material assumptions	Material risks

●     Gross domestic product (GDP) growth in the United States (77% of 2018 revenues) and secondarily, in other countries where we operate

●     Continued increase in the demand and need for high quality information and tools that help automate or manage workflow solutions and drive productivity and efficiency

●     Continued need for trusted products and services that help customers navigate evolving and complex legal, tax, accounting, regulatory and geopolitical and commercial changes, developments and environments

●    Continued increase in customers seeking software-as-a-service or other cloud-based offerings

●     Expected growth in our recurring and transaction revenues which exceed the anticipated declines in our Global Print business

●     Acquisition of new customers by enhancing our digital platforms and propositions and through other sales initiatives

●     Improvement in customer retention through commercial simplification efforts and customer service improvements

●     Continued ability to combine information, technology and human expertise in offerings that meet evolving customer demands and needs

●     Global economic uncertainty due to factors including continued regulatory reform around the world and changes in the political environment may limit business opportunities for our customers, lowering their demand for our products and services

●    Demand for our products and services could be reduced by changes in customer buying patterns, or our inability to execute on key product or customer support initiatives

●    Pressure on certain customers may constrain the number of professionals employed

●     Competitive pricing actions and product innovation could impact our revenues

●     Our sales and products initiatives may be insufficient to retain customers or generate new sales

Adjusted EBITDA and Adjusted EBITDA margin
Material assumptions	Material risks

●     Our ability to achieve revenue growth targets

●    Business mix continues to shift to higher-growth product offerings

●    Continued investment in growth markets, customer service, product development and digital capabilities

●    Our ability to fully eliminate stranded costs related to the F&R transaction by the end of 2019.

●    Successful execution of a number of efficiency initiatives that are expected to generate cost savings, such as reducing headcount, office locations and the number of products offered by our company and the leveraging of fewer, shared technology platforms

●     Same as the risks above related to the revenue outlook

●     The costs of required investments exceed expectations or actual returns are below expectations

●     Acquisition and disposal activity may dilute adjusted EBITDA margin

●     The costs that we incur to reposition our business following the separation of F&R from the rest of the company may be higher than current expectations

●     Our cost base reductions may be lower than current expectations

Free Cash Flow
Material assumptions	Material risks

●     Our ability to achieve our revenue, adjusted EBITDA and adjusted EBITDA margin targets

●     Capital expenditures expected to be approximately 9% of revenues in 2019 and between 7.5% and 8.0% of revenues in 2020

●    Same as the risks above related to the revenue, adjusted EBITDA and adjusted EBITDA margin outlook

●    A weaker macroeconomic environment could negatively impact working capital performance

●     Capital expenditures may be higher than currently expected resulting in higher cash outflows

●     The timing and amount of tax payments to governments may differ from our expectations

Effective tax rate on adjusted earnings
Material assumptions	Material risks

●    Our ability to achieve our adjusted EBITDA target

●    The mix of taxing jurisdictions where we recognized pre-tax profit or losses in 2018 does not significantly change

●    No unexpected changes in tax laws and treaties within the jurisdictions where we operate

●     Depreciation and amortization of computer software between $600 and $625 million in 2019

●     Interest expense between $150 and $175 million in 2019

●    Same as the risks above related to adjusted EBITDA

●    A material change in the geographical mix of our pre-tax profits and losses

●    A material change in current tax laws or treaties to which we are subject, and did not expect

●    Depreciation and amortization of computer software as well as interest expense may be significantly higher or lower than expected

Our Outlook contains various non-IFRS financial measures. We believe that providing reconciliations of forward-looking non-IFRS financial measures in our Outlook would be potentially misleading and not practical due to the difficulty of projecting items that are not reflective of ongoing operations in any future period. The magnitude of these items may be significant. Consequently, for Outlook purposes only, we are unable to reconcile these non-IFRS measures to the most comparable IFRS measures because we cannot predict, with reasonable certainty, the 2019 through 2020 impact of changes in foreign exchange rates which impact (i) the translation of our results reported at average foreign currency rates for the year and (ii) other finance income or expense related to intercompany financing arrangements. Additionally, we cannot reasonably predict the occurrence or amount of other operating gains and losses, which include fair value adjustments relating to the warrants we hold in Refinitiv as well as gains or losses that generally arise from business transactions we do not currently anticipate.

Related Party Transactions

As of July 31, 2019, our principal shareholder, The Woodbridge Company Limited, beneficially owned approximately 66% of our shares.

Transactions with Refinitiv

As part of our sale of a 55% interest in our F&R business, Reuters News and Refinitiv entered into an agreement which has a term of 30 years from October 1, 2018, pursuant to which Reuters News will supply news and editorial content to the Refinitiv partnership for a minimum of $325 million per year. For the six months ended June 30, 2019, we recorded $168 million of revenues under this agreement. For the duration of the agreement, Refinitiv may also license the “Reuters” mark to brand its products and services, subject to certain contractual restrictions. For the six months ended June 30, 2019, we recorded $12 million of income in “Other operating gains, net” within the consolidated income statement under this license.

To facilitate the separation, our company and Refinitiv agreed to provide certain operational services to each other, including technology and administrative services, for a specified multi-year period. Additionally, our company and Refinitiv extended property leases to each other. For the six months ended June 30, 2019, we recorded the following amounts as expense or contra-expense, as applicable, related to these transactions:

	Six months ended June 30,

(millions of U.S. dollars)	Provided by Thomson Reuters to Refinitiv Contra-expense	Provided by Refinitiv to Thomson Reuters (Expense)
Transitional services	17	(35)
Properties leased	18	(19)

At June 30, 2019, the consolidated statement of financial position included a receivable from Refinitiv of $268 million and a payable to Refinitiv of $151 million.

Except for the above transactions, there were no other significant related party transactions during the six months ended June 30, 2019. Refer to the “Related Party Transactions” section of our 2018 annual management’s discussion and analysis, which is contained in our 2018 annual report, as well as note 31 of our 2018 annual consolidated financial statements for information regarding related party transactions.

Subsequent Events

Acquisitions

In July 2019, we acquired Confirmation, a provider of digital audit confirmation services to accounting firms, banks and law firms, and HighQ, a provider of collaboration tools to the legal and regulatory market segments.

Proposed LSEG/Refinitiv Transaction

On August 1, 2019, we announced that we and private equity funds affiliated with Blackstone agreed to sell Refinitiv to LSEG in an all share transaction for a total enterprise value of approximately $27 billion. The transaction will result in Blackstone’s consortium and Thomson Reuters ultimately holding a combined 37% economic interest in LSEG, approximately 15% of which would be attributed to Thomson Reuters. The proposed transaction is subject to LSEG shareholder approval, regulatory clearances and customary closing conditions and is expected to close in the second half of 2020. We expect to record a significant gain on the transaction upon closing.

Changes in Accounting Policies

Please refer to the “Changes in Accounting Policies” section of our 2018 annual management’s discussion and analysis, which is contained in our 2018 annual report, as well as note 1 of our consolidated interim financial statements for the three and six months ended June 30, 2019, for information regarding changes in accounting policies, including our adoption of IFRS 16, Leases, on January 1, 2019.

Critical Accounting Estimates and Judgments

The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Please refer to the “Critical Accounting Estimates and Judgments” section of our 2018 annual management’s discussion and analysis, which is contained in our 2018 annual report, for additional information. Since the date of our 2018 annual management’s discussion and analysis, there have not been any significant changes to our critical accounting estimates and judgments.

Additional Information

Disclosure controls and procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in applicable U.S. and Canadian securities law) as of the end of the period covered by this management’s discussion and analysis, have concluded that our disclosure controls and procedures were effective to ensure that all information that we are required to disclose in reports that we file or furnish under the U.S. Securities Exchange Act and applicable Canadian securities law is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and Canadian securities regulatory authorities and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

We are engaged in a long-term efficiency initiative which impacts our financial reporting. We are enhancing our order-to-cash (OTC) applications and related workflow processes in phases over multiple years. Key elements of the OTC solutions are order management, billing, cash management and collections functionality. We expect to reduce the number of applications and to streamline and automate processes across our organization through this initiative.

As we are implementing this initiative in phases over an extended period, the nature and extent of activity will vary by quarter. The initiative could result in material changes to our internal control over financial reporting depending on the nature and volume of work completed, as we will continue to modify the design and documentation of the related internal control processes and procedures, as necessary.

Following the separation of the F&R business from our company in October 2018, a significant number of employees who performed accounting and reporting functions were transferred to Refinitiv. Transition services agreements have been in place between Thomson Reuters and Refinitiv since the companies separated. While a number of key controls continue to be performed under the transition services agreements, there were no material changes in key controls over our financial reporting processes.

Except as described above, there was no change in our internal control over financial reporting during the last fiscal quarter of 2019 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Share capital

As of July 31, 2019, we had outstanding 501,157,261 common shares, 6,000,000 Series II preference shares, 5,795,244 stock options and a total of 3,306,252 time-based restricted share units and performance restricted share units. We have also issued a Thomson Reuters Founders Share which enables Thomson Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles.

Public securities filings and regulatory announcements

You may access other information about our company, including our 2018 annual report (which contains information required in an annual information form) and our other disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC at www.sec.gov.

Cautionary note concerning factors that may affect future results

Certain statements in this management’s discussion and analysis are forward-looking, including, but not limited to, the 2019 and 2020 business outlook, the number of LSEG shares that the company is projected to indirectly own upon closing of the proposed LSEG/Refinitiv transaction, the parties’ expectation that LSEG will only issue shares as consideration for the proposed LSEG/Refinitiv transaction, LSEG’s expectations for cost and revenue synergies from the proposed combination, potential dividends to be paid by LSEG to its shareholders, the company’s current expectations regarding the timing for closing of the proposed LSEG/Refinitiv transaction, the parties’ expectations for a combined business, and the company’s expectations regarding the potential tax consequences of the proposed LSEG/Refinitiv transaction, as well as statements regarding the company’s consideration of a reduction to the aggregate amount of commitment under its credit facility agreement, statements regarding the future growth and profitability of our customer segments, the financial impact of recently acquired businesses, and Refinitiv’s cost savings target. The words “expect”, “believe”, “target” and “will” and similar expressions identify forward-looking statements. While we believe that we have a reasonable basis for making forward-looking statements in this management’s discussion and analysis, they are not a guarantee of future performance or outcomes and there is no assurance that the proposed LSEG/Refinitiv transaction will be completed or that any of the other events described in any forward-looking statement will materialize. Forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from current expectations. Many of these risks, uncertainties and assumptions are beyond our company’s control and the effects of them can be difficult to predict. Certain factors that could cause actual results or events to differ materially from current expectations are discussed in the “Outlook” section above. Additional factors are discussed in the “Risk Factors” section of our 2018 annual report and in materials that we from time to time file with, or furnish to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that any forward-looking statement will materialize.

Our company’s 2019 and 2020 business outlook is based on information currently available to the company and is based on various external and internal assumptions made by the company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the company believes are appropriate under the circumstances.

Our company has provided a business outlook for the purpose of presenting information about current expectations for 2019 and 2020. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this management’s discussion and analysis.

Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements. Forward-looking information with respect to the proposed LSEG/Refinitiv business has been prepared by LSEG and Thomson Reuters assumes no obligation to update or revise it.

Appendix A

Non-IFRS Financial Measures

We use non-IFRS financial measures as supplemental indicators of our operating performance and financial position. Additionally, we use non-IFRS measures as performance metrics as the basis for management incentive programs. These measures do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies. Except for free cash flow, all our non-IFRS measures exclude the results of the F&R business, which was reported as a discontinued operation through October 1, 2018, the closing date of the sale, and as an equity investment in Refinitiv from October 1, 2018.

The following table sets forth our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance. Reconciliations for the most directly comparable IFRS measure are reflected in Appendix B and the “Liquidity and Capital Resources” section of our management’s discussion and analysis. Following the adoption of IFRS 16, we updated our definition of net debt to include lease liabilities. We also updated our definition of free cash flow such that it continues to include lease payments that are now classified within financing activities. As a result, there is no change to the amount of our free cash flow, despite the change in balance sheet recognition for leases.

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation

Segment adjusted EBITDA, consolidated adjusted EBITDA and the related margins

Segment adjusted EBITDA represents earnings from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, our share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges, fair value adjustments and corporate related items.

Consolidated adjusted EBITDA is comprised of segment adjusted EBITDA from each reportable segment and Corporate costs.

The related margins are expressed as a percentage of revenues.

Provides a consistent basis to evaluate operating profitability and performance trends by excluding items that we do not consider to be controllable activities for this purpose.

Represents a measure commonly reported and widely used by investors as a valuation metric. Additionally, this measure is used to assess our ability to incur and service debt.

Earnings from continuing operations

Adjusted EBITDA less capital expenditures and the related margin
Adjusted EBITDA less capital expenditures. The related margin is expressed as a percentage of revenues.

Provides a basis for evaluating the operating profitability and capital intensity of a business in a single measure. This measure captures investments regardless of whether they are expensed or capitalized.

Earnings from continuing operations

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation

Adjusted earnings and adjusted EPS

Net earnings and per share:

● excluding the post-tax impacts of fair value adjustments, amortization of other identifiable intangible assets, other operating gains and losses, certain impairment charges, other net finance costs or income, our share of post-tax earnings or losses in equity method investments, discontinued operations and other items affecting comparability. We calculate the post-tax amount of each item excluded from adjusted earnings based on the specific tax rules and tax rates associated with the nature and jurisdiction of each item.

● We also deduct dividends declared on preference shares.

Adjusted EPS is calculated using diluted weighted-average shares.

	Provides a more comparable basis to analyze earnings and is also a measure commonly used by shareholders to measure our performance.	Net earnings and diluted earnings per share

In interim periods, we also adjust our reported earnings and earnings per share to reflect a normalized effective tax rate. Specifically, the normalized effective rate is computed as the estimated full-year effective tax rate applied to pre-tax adjusted earnings of the interim period. The reported effective tax rate is based on separate annual effective income tax rates for each taxing jurisdiction that are applied to each interim period’s pre-tax income.

Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year, our effective tax rate computed in accordance with IFRS may be more volatile by quarter. Therefore, we believe that using the expected full-year effective tax rate provides more comparability among interim periods. The adjustment to normalize the effective tax rate reallocates estimated full-year income taxes between interim periods, but has no effect on full year tax expense or on cash taxes paid.

Net debt

Total indebtedness (including the associated fair value of hedging instruments, but excluding the associated unamortized transaction costs and premiums or discounts and the interest-related fair value component of hedging instruments), and lease liabilities less cash and cash equivalents.

Provides a commonly used measure of a company’s leverage.

Given that we hedge some of our debt to reduce risk, we include hedging instruments as we believe it provides a better measure of the total obligation associated with our outstanding debt. However, because we intend to hold our debt and related hedges to maturity, we do not consider the interest components of the associated fair value of hedges in our measurements. We reduce gross indebtedness by cash and cash equivalents.

Total debt (current indebtedness plus long-term indebtedness)

Free cash flow (includes free cash flow from continuing and discontinued operations)

Net cash provided by operating activities, proceeds from disposals of property and equipment, and other investing activities, less capital expenditures, payments of lease principal, dividends paid on our preference shares, and dividends paid to non-controlling interests from discontinued operations.

	Helps assess our ability, over the long term, to create value for our shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and new acquisitions.	Net cash provided by operating activities

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation

Changes before the impact of foreign currency or at “constant currency”

Applicable measures where changes are reported before the impact of foreign currency or at “constant currency”

IFRS Measures:

● Revenues

● Operating expenses

Non-IFRS Measures:

● Adjusted EBITDA and adjusted EBITDA margin

● Adjusted EPS

Provides better comparability of business trends from period to period.

Our reporting currency is the U.S. dollar. However, we conduct activities in currencies other than the U.S. dollar. We measure our performance before the impact of foreign currency (or at “constant currency”), which means that we apply the same foreign currency exchange rates for the current and equivalent prior period. To calculate the foreign currency impact between periods, we convert the current and equivalent prior period’s local currency results using the same foreign currency exchange rate.

For each non-IFRS measure, refer to the definitions above for the most directly comparable IFRS measure

Changes in revenues computed on an “organic” basis

Represent changes in revenues of our existing businesses at constant currency. The metric excludes the distortive impacts of acquisitions and dispositions from not owning the business in both comparable periods. Additionally, it excludes the initial contract value of the 30-year Reuters News agreement signed on October 1, 2018, which is treated as an acquisition until October 1, 2019.

● For acquisitions, we calculate organic growth as though we had owned the acquired business in both periods. We compare revenues for the acquired business for the period we owned the business to the same prior-year period revenues for that business, when we did not own it.

● For dispositions, we calculate organic growth as though we did not own the business in either period. We exclude revenues of the disposed business from the point of disposition, as well as revenues from the same prior-year period before the sale.

	Provides further insight into the performance of our existing businesses by excluding distortive impacts and serves as a better measure of our ability to grow our business over the long term.	Revenues

Appendix B

This appendix provides reconciliations of certain non-IFRS measures to the most directly comparable IFRS measure that are not presented elsewhere in this management’s discussion and analysis for the three and six months ended June 30, 2019 and 2018.

Reconciliation of earnings from continuing operations to adjusted EBITDA and adjusted EBITDA less capital expenditures

	Three months ended June 30,		Six months ended June 30,

(millions of U.S. dollars, except margins)	2019	2018	2019	2018
Earnings from continuing operations	216	142	342	314
Adjustments to remove:
Tax expense (benefit)	50	(3)	55	24
Other finance costs (income)	18	(14)	29	(21)
Net interest expense	37	81	72	159
Amortization of other identifiable intangible assets	25	28	52	57
Amortization of computer software	104	100	209	198
Depreciation	38	29	72	59
EBITDA	488	363	831	790
Adjustments to remove:
Share of post-tax losses (earnings) in equity method investments	126	(2)	223	(4)
Other operating gains, net	(261)	(14)	(305)	(12)
Fair value adjustments	2	1	3	4
Adjusted EBITDA	355	348	752	778
Deduct: Capital expenditures	(130)	(131)	(240)	(310)
Adjusted EBITDA less capital expenditures	225	217	512	468
Adjusted EBITDA margin	25.0%	26.6%	25.8%	28.9%
Adjusted EBITDA less capital expenditures margin	15.9%	16.6%	17.6%	17.4%

Reconciliation of net earnings to adjusted earnings and adjusted EPS

	Three months ended June 30,		Six months ended June 30,

(millions of U.S. dollars, except per share amounts and share data)	2019	2018	2019	2018
Net earnings	189	657	305	346
Adjustments to remove:
Fair value adjustments	2	1	3	4
Amortization of other identifiable intangible assets	25	28	52	57
Other operating gains, net	(261)	(14)	(305)	(12)
Other finance costs (income)	18	(14)	29	(21)
Share of post-tax losses (earnings) in equity method investments	126	(2)	223	(4)
Tax on above items(1)	33	(6)	8	(11)
Tax items impacting comparability(1)	(4)	(14)	(15)	(12)
Loss (earnings) from discontinued operations, net of tax	27	(515)	37	(32)
Interim period effective tax rate normalization(1)	(8)	(2)	(8)	2
Dividends declared on preference shares	(1)	–	(2)	(1)
Adjusted earnings	146	119	327	316
Adjusted EPS	$0.29	$0.17	$0.65	$0.44
Diluted weighted-average common shares (millions)	503.0	710.1	503.2	710.8

(1)	See the “Results of Operations-Tax expense (benefit)” section of this management’s discussion and analysis for additional information.

Reconciliation of net cash provided by operating activities to free cash flow

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2019	2018	2019	2018
Net cash provided by operating activities	141	803	83	1,222
Capital expenditures	(130)	(131)	(240)	(310)
Proceeds from disposals of property and equipment	2	27	2	27
Capital expenditures from discontinued operations	-	(138)	-	(246)
Other investing activities	1	18	4	18
Payments of lease principal(1)	(12)	-	(23)	-
Dividends paid on preference shares	(1)	-	(2)	(1)
Dividends paid to non-controlling interests from discontinued operations	-	(24)	-	(35)
Free cash flow	1	555	(176)	675

(1)

In 2019, we updated our definition of free cash flow to include payments of lease principal in connection with the adoption of IFRS 16 on January 1, 2019. In 2018, lease payments were included within net cash provided by operating activities.

Reconciliation of changes in segment and consolidated revenues excluding the effects of foreign currency (constant currency) as well as acquisitions/divestitures (organic basis)(2)

	Three months ended June 30,
			Change
(millions of U.S. dollars)	2019	2018	Total	Foreign Currency	Subtotal Constant Currency	Acquisitions/ (Divestitures)		Organic
Revenues
Legal Professionals	603	593	2%	(1%)	3%	(1%)		4%
Corporates	318	296	8%	(1%)	9%	2%		7%
Tax & Accounting Professionals	182	176	3%	(3%)	6%	-		6%
Reuters News	156	72	116%	(2%)	118%	116%	(3)	2%
Global Print	164	174	(6%)	(2%)	(3%)	-		(3%)
Eliminations	-	-
Total Revenues	1,423	1,311	9%	(2%)	10%	6%		4%

Reconciliation of changes in segment and consolidated recurring revenues excluding the effects of foreign currency (constant currency) as well as acquisitions/divestitures (organic basis)(2)

	Three months ended June 30,
			Change
(millions of U.S. dollars)	2019	2018	Total	Foreign Currency	Subtotal Constant Currency	Acquisitions/ (Divestitures)		Organic
Recurring Revenues
Legal Professionals	555	539	3%	(1%)	4%	-		4%
Corporates	269	243	11%	(1%)	12%	3%		9%
Tax & Accounting Professionals	147	139	6%	(3%)	9%	-		9%
Reuters News	144	63	129%	(3%)	132%	131%	(3)	1%
Total Revenues	1,115	984	13%	(2%)	15%	9%		5%

(2)	Growth percentages are computed using whole dollars. Accordingly, percentages calculated from reported amounts may differ from those presented, and components of growth may not total due to rounding.

(3)	Includes the initial contract value of revenues in Reuters News for providing news and editorial content to Refinitiv under the 30-year agreement that began in the fourth quarter of 2018.

Reconciliation of changes in segment and consolidated transactions revenues excluding the effects of foreign currency (constant currency) as well as acquisitions/divestitures (organic basis)(1)

	Three months ended June 30,
			Change
(millions of U.S. dollars)	2019	2018	Total	Foreign Currency	Subtotal Constant Currency	Acquisitions/ (Divestitures)	Organic
Transactions Revenues
Legal Professionals	48	54	(10%)	(1%)	(9%)	(15%)	6%
Corporates	49	53	(8%)	(2%)	(6%)	(4%)	(2%)
Tax & Accounting Professionals	35	37	(6%)	(2%)	(4%)	-	(4%)
Reuters News	12	9	28%	3%	25%	-	25%
Total Revenues	144	153	(6%)	(1%)	(5%)	(6%)	2%

Reconciliation of changes in adjusted EBITDA and the related margin, and consolidated operating expenses and adjusted EPS, excluding the effects of foreign currency(1)

	Three months ended June 30,
			Change
(millions of U.S. dollars, except margins and per share amounts)	2019	2018	Total	Foreign Currency	Constant Currency
Adjusted EBITDA
Legal Professionals	232	198	17%	1%	16%
Corporates	102	95	8%	2%	7%
Tax & Accounting Professionals	60	41	47%	2%	45%
Reuters News	10	8	36%	36%	-
Global Print	73	76	(5%)	(1%)	(4%)
Corporate costs	(122)	(70)	n/a	n/a	n/a
Consolidated adjusted EBITDA	355	348	2%	2%	-

Adjusted EBITDA Margin
Legal Professionals	38.5%	33.5%	500bp	70bp	430bp
Corporates	32.2%	32.0%	20bp	90bp	(70)bp
Tax & Accounting Professionals	33.0%	23.2%	980bp	100bp	880bp
Reuters News	6.6%	10.5%	(390)bp	190bp	(580)bp
Global Print	44.2%	43.8%	40bp	70bp	(30)bp
Corporate costs	n/a	n/a	n/a	n/a	n/a
Consolidated adjusted EBITDA margin	25.0%	26.6%	(160)bp	80bp	(240)bp

Consolidated operating expenses	1,070	964	11%	(3%)	14%
Consolidated adjusted EPS	$0.29	$0.17	71%	6%	65%

(1)

Growth percentages and adjusted EBITDA margins are computed using whole dollars. Accordingly, percentages and margins calculated from reported amounts may differ from those presented, and components of growth may not total due to rounding.

Reconciliation of changes in segment and consolidated revenues excluding the effects of foreign currency (constant currency) as well as acquisitions/divestitures (organic basis)(1)

	Six months ended June 30,
			Change

(millions of U.S. dollars)	2019	2018	Total	Foreign Currency	Subtotal Constant Currency	Acquisitions/ (Divestitures)		Organic
Revenues
Legal Professionals	1,197	1,178	2%	(1%)	3%	(1%)		4%
Corporates	670	625	7%	(1%)	9%	2%		6%
Tax & Accounting Professionals	404	393	3%	(3%)	6%	-		6%
Reuters News	311	144	116%	(4%)	120%	117%	(2)	3%
Global Print	329	351	(6%)	(2%)	(4%)	-		(4%)
Eliminations	(1)	(1)
Total Revenues	2,910	2,690	8%	(2%)	10%	6%		4%

Reconciliation of changes in segment and consolidated recurring revenues excluding the effects of foreign currency (constant currency) as well as acquisitions/divestitures (organic basis)(1)

	Six months ended June 30,

			Change

(millions of U.S. dollars)	2019	2018	Total	Foreign Currency	Subtotal Constant Currency	Acquisitions/ (Divestitures)		Organic
Recurring Revenues
Legal Professionals	1,105	1,072	3%	(1%)	4%	-		4%
Corporates	538	486	11%	(1%)	12%	3%		9%
Tax & Accounting Professionals	320	306	5%	(3%)	8%	-		8%
Reuters News	287	125	129%	(5%)	134%	133%	(2)	1%
Total Revenues	2,250	1,989	13%	(2%)	15%	9%		5%

Reconciliation of changes in segment and consolidated transactions revenues excluding the effects of foreign currency (constant currency) as well as acquisitions/divestitures (organic basis)(1)

	Six months ended June 30,

			Change

(millions of U.S. dollars)	2019	2018	Total	Foreign Currency	Subtotal Constant Currency	Acquisitions/ (Divestitures)	Organic
Transactions Revenues
Legal Professionals	92	106	(12%)	(1%)	(11%)	(9%)	(2%)
Corporates	132	139	(5%)	(1%)	(3%)	-	(3%)
Tax & Accounting Professionals	84	87	(4%)	(2%)	(2%)	-	(2%)
Reuters News	24	19	25%	(3%)	28%	-	28%
Total Revenues	332	351	(5%)	(2%)	(4%)	(3%)	(1%)

(1)	Growth percentages are computed using whole dollars. Accordingly, percentages calculated from reported amounts may differ from those presented, and components of growth may not total due to rounding.

(2)	Includes the initial contract value of revenues in Reuters News for providing news and editorial content to Refinitiv under the 30-year agreement that began in the fourth quarter of 2018.

Reconciliation of changes in adjusted EBITDA and the related margin, and consolidated operating expenses and adjusted EPS, excluding the effects of foreign currency(1)

	Six months ended June 30,
			Change
(millions of U.S. dollars, except margins and per share amounts)	2019	2018	Total	Foreign Currency	Constant Currency
Adjusted EBITDA
Legal Professionals	459	389	18%	-	18%
Corporates	220	206	7%	1%	6%
Tax & Accounting Professionals	153	121	26%	(3%)	29%
Reuters News	26	16	67%	25%	42%
Global Print	147	157	(7%)	(1%)	(6%)
Corporate costs	(253)	(111)	n/a	n/a	n/a
Consolidated adjusted EBITDA	752	778	(3%)	1%	(4%)

Adjusted EBITDA Margin
Legal Professionals	38.4%	33.1%	530bp	60bp	470bp
Corporates	32.9%	32.9%	-	80bp	(80)bp
Tax & Accounting Professionals	37.9%	30.9%	700bp	10bp	690bp
Reuters News	8.4%	10.9%	(250)bp	150bp	(400)bp
Global Print	44.5%	44.7%	(20)bp	80bp	(100)bp
Corporate costs	n/a	n/a	n/a	n/a	n/a
Consolidated adjusted EBITDA margin	25.8%	28.9%	(310)bp	70bp	(380)bp

Consolidated operating expenses	2,161	1,916	13%	(3%)	16%
Consolidated adjusted EPS	$0.65	$0.44	48%	5%	43%

(1)

Growth percentages and adjusted EBITDA margins are computed using whole dollars. Accordingly, percentages and margins calculated from reported amounts may differ from those presented, and components of growth may not total due to rounding.

Appendix C

Information about Refinitiv

As of October 1, 2018, our company owns a 45% interest in Refinitiv, which was formerly our wholly owned F&R business. 55% of Refinitiv is owned by private equity funds affiliated with Blackstone. An affiliate of Canada Pension Plan Investment Board and an affiliate of GIC invested alongside Blackstone. Beginning with the fourth quarter of 2018, our IFRS results include our 45% share of Refinitiv’s results reported in a single line item on our consolidated income statement titled “Share of post-tax (losses) earnings in equity method investments.” Our non-IFRS measures, including adjusted earnings, exclude our share of post-tax results in Refinitiv and other equity method investments.

Because Refinitiv has only been in existence since October 1, 2018, there are no financial statements for the business for the three and six months ended June 30, 2018. The table below sets forth selected financial information for 100% of Refinitiv for the first six months of 2019, on both an IFRS and non-IFRS basis as provided to us from Refinitiv for inclusion in our management’s discussion and analysis. A reconciliation from Refinitiv’s IFRS measures to its non-IFRS measures is also included in this appendix. The information for the three and six months ended June 30, 2018 that was previously reported for the F&R business by our company is not fully comparable to Refinitiv’s current basis of presentation, as Refinitiv must apply accounting rules related to the purchase of the business and because Refinitiv defines its non-IFRS measures differently than our company. To provide a reasonable basis to assess revenue trends for the business, we have noted the three and six months ended June 30, 2018 F&R revenues, as previously reported by us on a discontinued operations basis prior to the change in ownership, and provided a supplemental change before currency and excluding businesses disposed.

On August 1, 2019, we announced that we and private equity funds affiliated with Blackstone agreed to sell Refinitiv to LSEG in an all share transaction. Please see the “Executive Summary - Proposed LSEG/Refinitiv Transaction” section of this management’s discussion and analysis for additional information.

The following information, which has been provided by Refinitiv, is unaudited.

			Change

(millions of U.S. dollars, except margin)	Refinitiv Actuals 2019	As Reported by Thomson Reuters 2018	Total	Before Currency & Excluding Businesses Disposed
Three months ended June 30,
IFRS Measures
Revenues	1,550	1,553	–	3%

Net loss	(267)
Cash flow from operations	273
Capital expenditures	106
Non-IFRS Measures
Adjusted EBITDA	555
Adjusted EBITDA margin	35.8%
Free cash flow	89

Six months ended June 30
IFRS Measures
Revenues	3,117	3,136	(1%)	3%

Net loss	(477)
Cash flow from operations	73
Capital expenditures	238
Debt at June 30, 2019	12,954
Preferred equity at June 30, 2019	1,111
Non-IFRS Measures
Adjusted EBITDA	1,112
Adjusted EBITDA margin	35.7%
Free cash flow	(252)

The following reconciliations of IFRS measures to non-IFRS measures were provided by Refinitiv. The definitions of non-IFRS measures used by Refinitiv are not the same as those used by Thomson Reuters.

Reconciliation of net loss to adjusted EBITDA

	Three months ended June 30,	Six months ended June 30,

(millions of U.S. dollars, except margins)	2019	2019
Net loss	(267)	(477)
Adjustments to remove:
Tax benefit	(41)	(66)
Finance costs	223	426
Depreciation and amortization	488	961
EBITDA	403	844
Adjustments to remove:
Share of post-tax earnings in equity method investments	(1)	(1)
Other operating gains	(1)	-
Fair value adjustments	25	46
Transformation-related costs	129	223
Adjusted EBITDA	555	1,112
Adjusted EBITDA margin	35.8%	35.7%

Reconciliation of net cash used in operating activities to free cash flow

	Three months ended June 30,	Six months ended June 30,

(millions of U.S. dollars)	2019	2019
Net cash used in operating activities	273	73
Capital expenditures	(106)	(238)
Proceeds from disposals of property and equipment	-	1
Other investing activities	1	-
Dividends paid to non-controlling interests	(79)	(88)
Free cash flow	89	(252)

Appendix D

Quarterly information (unaudited)

The following table presents a summary of our consolidated operating results for the eight most recent quarters.

	Quarters ended

(millions of U.S. dollars, except per share amounts)	June 30, 2019	March 31, 2019	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017	September 30, 2017
Revenues	1,423	1,487	1,519	1,292	1,311	1,379	1,414	1,272
Operating profit	447	274	146	162	204	268	254	288
Earnings (loss) from continuing operations	216	126	(76)	(58)	142	172	302	143
(Loss) earnings from discontinued operations, net of tax	(27)	(10)	3,478	349	515	(483)	289	205
Net earnings (loss)	189	116	3,402	291	657	(311)	591	348
Earnings (loss) attributable to common shareholders	189	116	3,402	261	625	(339)	576	330

Basic earnings (loss) per share
From continuing operations	$0.43	$0.25	$(0.14)	$(0.08)	$0.20	$0.24	$0.42	$0.20
From discontinued operations	(0.05)	(0.02)	6.32	0.45	0.68	(0.72)	0.39	0.26
	$0.38	$0.23	$6.18	$0.37	$0.88	$(0.48)	$0.81	$0.46
Diluted earnings (loss) per share
From continuing operations	$0.43	$0.25	$(0.14)	$(0.08)	$0.20	$0.24	$0.42	$0.20
From discontinued operations	(0.06)	(0.02)	6.32	0.45	0.68	(0.72)	0.39	0.26
	$0.37	$0.23	$6.18	$0.37	$0.88	$(0.48)	$0.81	$0.46

Revenues – Our revenues do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over a contract term. However, our revenues from quarter to consecutive quarter can be impacted by the release of certain tax products, which tend to be concentrated in the fourth quarter and, to a lesser extent, in the first quarter of the year. Beginning with the fourth quarter of 2018, our revenues included new revenues in our Reuters News business for providing news and editorial content to Refinitiv under a 30-year agreement signed in October 2018. Foreign currency had a slightly negative impact on our revenues during the quarters following the three months ended March 31, 2018.

Operating profit – Similarly, our operating profit does not tend to be significantly impacted by seasonality, as most of our operating expenses are fixed. As a result, when our revenues increase, we become more profitable, and when our revenues decline, we become less profitable. Following the three months ended June 30, 2018, our operating profit has been significantly impacted by investment spending to reposition our business following the closing of the F&R transaction. Operating profit also benefited from other operating gains, which included gains from the revaluation of warrants that we hold in Refinitiv in the second quarter of 2019, and gains from the sale of businesses and investments in the first quarter of 2019 and the third quarter of 2017.

Net earnings (loss) - The increase in net earnings in the fourth quarter of 2018 was due to a $3.4 billion gain on the sale of our F&R business. The net loss in the first quarter of 2018 was due to an $844 million deferred tax charge associated with the sale of a 55% interest in our F&R business, which is reflected in “(Loss) earnings from discontinued operations, net of tax.”